UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 31, 2020, in connection with the 2020 Special Meeting of Shareholders of The Stars Group Inc. (the “Company”) to be held on April 24, 2020 (the “Special Meeting”), the Company filed on SEDAR at www.sedar.com its (i) Notice of Special Meeting of Shareholders and Management Information Circular, dated March 26, 2020 (the “Information Circular”), (ii) Forms of Proxy for the Special Meeting (the “Proxies”), (iii) Voting Instruction Forms for the Special Meeting (the “VIFs”), (iv) Flutter 2019 Annual Report, which is entirely incorporated by reference into the Information Circular, (v) the Virtual Meeting User Guide and (vi) the Letter of Transmittal.

Copies of the Information Circular, Proxies, VIFs, Flutter 2019 Annual Report, Virtual Meeting User Guide and Letter of Transmittal are each attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: March 31, 2020	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Special Meeting of Shareholders and Management Information Circular, dated March 26, 2020

99.2	Forms of Proxy for the Special Meeting

99.3	Voting Instruction Forms for the Special Meeting

99.4	Flutter 2019 Annual Report

99.5	Virtual Meeting User Guide, for the Company’s Special Meeting.

99.6	Letter of Transmittal